UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 28, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Intertape Polymer Group Inc. (“Intertape”)

9999 Cavendish Blvd., suite 200

Montreal (Quebec) H4M 2X5

ITEM 2	Date of Material Change

June 26, 2012.

ITEM 3	News Release

A news release disclosing the material change was issued by Intertape on June 26, 2012 through the facilities of Marketwire.

ITEM 4	Summary of Material Change

Intertape has announced its intention to close its Richmond, Kentucky facility with the majority of production to be transferred to its Carbondale, Illinois facility. Intertape has also announced the transfer of the shrink film production business from its Truro, Nova Scotia facility to its Tremonton, Utah plant. Intertape believes this will allow it to further optimize its manufacturing footprint and generate significant annual savings.

These changes are expected to be completed in late 2012 and early 2013.

ITEM 5	Full Description of Material Change

Intertape has announced its intention to close its Richmond, Kentucky facility and transfer the shrink film production business from its Truro, Nova Scotia facility to its Tremonton, Utah plant. Intertape believes this will allow it to further optimize its manufacturing footprint and generate significant annual savings.

The Richmond facility, which manufactures tape products, will be closed in part due to productivity improvements in other production facilities. The majority of production will be transferred to Intertape’s Carbondale, Illinois facility. The shrink film business in Truro will be transferred to Tremonton which will create one center of manufacturing excellence in North America for this business. Woven fabric products will continue to be produced at Truro. These changes are expected to be completed in late 2012 and early 2013.

Intertape expects that the plant closure and production transfers will contribute to its Adjusted EBITDA (as defined in the press release attached as Schedule A) by more than $5 million in 2013 and approximately $6 million in each subsequent year. The process will be seamless to customers and Intertape does not anticipate any significant impact on its revenues.

As a result of these initiatives and other smaller aspects of its manufacturing rationalization plan, Intertape expects that a charge of $14-$16 million will be recorded in the second quarter of 2012 primarily related to property, plant and equipment, and severance. Approximately $1.5 million of this charge relates to cash items and the remainder is non-cash. Additional costs of approximately $3.5 million will also be incurred and paid throughout the second half of 2012 and in early 2013. This initiative will require approximately $5.5 million in capital expenditures, with total 2012 capital expenditures by Intertape expected to be $20-23 million.

All dollar amounts are US denominated unless otherwise indicated.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

ITEM 8	Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Bernard J. Pitz

Chief Financial Officer

Tel: 866-202-4713

ITEM 9	Date of Report

This report is dated as of the 27th day of June, 2012.

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Schedule “A”

TSX

SYMBOL: ITP

Intertape Polymer Group Announces Plant Closure and

Transfer of Production

MONTREAL, QUEBEC and BRADENTON, FLORIDA – June 26, 2012 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced its intention to close its Richmond, Kentucky facility and transfer the shrink film production business from the Company’s Truro, Nova Scotia facility to its Tremonton, Utah plant. The Company believes this will allow it to further optimize its manufacturing footprint and generate significant annual savings. All dollar amounts are US denominated unless otherwise indicated.

The Richmond facility, which manufactures tape products, will be closed in part due to productivity improvements in other production facilities. The majority of production will be transferred to Intertape’s Carbondale, Illinois facility. The shrink film business in Truro will be transferred to Tremonton which will create one center of manufacturing excellence in North America for this business. Woven fabric products will continue to be produced at Truro. These changes are expected to be completed in late 2012 and early 2013.

“Considering competitive pressures, market conditions and the volatility of input costs, we are continuously reviewing and analyzing all aspects of our operations. With this plant closure and transfer of production, we expect a positive contribution to Adjusted EBITDA of more than $5 million in 2013 and approximately $6 million in each subsequent year. The process will be seamless to customers and we do not anticipate any significant impact on our revenues,” said Intertape’s President and CEO, Greg Yull.

As a result of these initiatives and other smaller aspects of our manufacturing rationalization plan, a charge of $14-$16 million is expected to be recorded in the second quarter of 2012 primarily related to property, plant and equipment, and severance. Approximately $1.5 million of this charge relates to cash items and the remainder is non-cash. Additional costs of approximately $3.5 million will also be incurred and paid throughout the second half of 2012 and in early 2013. This initiative will require approximately $5.5 million in capital expenditures, with total Company 2012 capital expenditures expected to be $20-23 million.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Non-GAAP Financial Measures

The terms “EBITDA” and “Adjusted EBITDA” are non-GAAP financial measures and should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by Canadian generally accepted accounting principles (“GAAP”). The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) stock-based compensation expense; (iii) impairment of goodwill;

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(iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape Polymer Group’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

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